Elisabeth M. Martin To Call Writer Directly: (312) 862-3055 emmartin@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 15, 2019

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt
Christopher Dunham
Michael Henderson
Cara Lubit

	Re:	Heartland Bancorp, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on July 2, 2019
CIK No. 0000775215

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Heartland Bancorp, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 29, 2019, from the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, electronic copies of the Amendment will be emailed to the Staff, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on July 2, 2019.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment.  In addition to addressing comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to

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update certain other disclosures.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

Basis of Presentation, page ii

2.                                      We note your disclosure here and on page 15 that you intend to conduct a stock split prior to the completion of this offering but that this is not reflected in all of your per-share information in this prospectus.  Please confirm that you will revise your prospectus to disclose all per-share information to reflect your proposed stock split in a pre-effective amendment, or explain why you do not believe this is material information for investors in this offering.  We may have additional comments after reviewing your response.

Response:  The Company acknowledges the Staff’s comment and confirms that it will revise the prospectus to disclose all per-share information to reflect the proposed stock split in a pre-effective amendment to the Registration Statement.

Prospectus Summary
Company Overview, page 1

3.                                      Please revise to clarify, if true, that you have a “leading deposit share” in Central Illinois and/or specific MSAs or Micropolitan Statistical Areas therein (e.g. Bloomington-Normal, Ottawa-Peru, etc.).  In this regard we note you do not appear to have a leading deposit share in Northeastern Illinois or the Chicago MSA based on your disclosure of branch locations on page 4 and deposit market share by county on page 7.

Response: The Company defines “leading deposit share” as having at least a top three deposit share in the counties in which it operates.  Among these counties, the Company has at least a top 3 share in McLean, Logan, Tazewell, Bureau, Woodford, and De Witt, which are six

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of the Company’s eight largest counties.  These six markets comprised 54% of the Company’s total deposits as of June 30, 2018 (the latest publicly available date for deposit market share data).  Including DeKalb County, where the Company has a top 4 rank, these seven markets comprised 66% of the Company’s total deposits as of June 30, 2018. In response to the Staff’s comment, the Company has revised the fourth sentence under “Company Overview” on pages 1 and 113 and the fourth sentence under “Overview” on page 64 of the Prospectus to read as follows:

“We currently operate 61 full-service and three limited-service branch locations, and have a leading deposit share, which we define as a top three deposit share rank, in the majority of our core markets that we attribute to our long track record of providing relationship-based and personalized service to our customers and communities.”

4.                                      Please revise to specify the time period over which you have acquired “more than a dozen community bank acquisitions.”

Response:  In response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 113 of the Prospectus to specify that the Company has completed more than a dozen community bank acquisitions since 1982.

Our Market Area, page 3

5.                                      We note your disclosure that the Chicago MSA contributes 34% of your deposits and 44% of your loan portfolio.  Please tell us your next largest market(s) by these metrics and, if material, disclose this information and outline the economies of the “mid-sized markets” in which you operate.

Response:  In response to the Staff’s comment, the Company has added the following sentences to the second paragraph under “Our Market Area” on pages 4 and 119 of the Prospectus:

“We also have a significant market presence in the Central Illinois MSAs of Bloomington and Peoria. The Bloomington, Illinois MSA where we are headquartered contributes $665 million, or 24%, of our total deposits and $573 million, or 26%, of our total gross loans. Our deposit market share rank within the Bloomington, Illinois MSA was #1 as of June 30, 2018 (the latest available date for deposit market share data according to the FDIC). The Bloomington MSA has a population of more than 187 thousand people and an annual gross domestic product in excess of $12 billion (according to the most recently available data from the Federal Reserve Bank of St. Louis). The Peoria, Illinois MSA contributes $509 million, or 18%, of our total deposits and $181 million, or 8%, of our total gross loans. Our deposit market share rank within

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the Peoria, Illinois MSA was #5 as of June 30, 2018. The Peoria MSA has a population of more than 369 thousand people and an annual gross domestic product in excess of $18 billion.”

Summary Historical Consolidated Financial and Other Data
GAAP reconciliation and management explanation of non-GAAP financial measures
Net interest income excluding accretable yield and net interest margin excluding accretable yield, page 19

6.                                      We note that you disclose, here and elsewhere in the filing, multiple non-GAAP metrics that exclude accretable yield, such as net interest margin excluding accretable yield, net interest income excluding accretable yield, yield on loans excluding accretable yield, loan interest income excluding accretable yield, and yield on loans excluding accretable yield. The exclusion of accretion income represents a tailored accounting principle prohibited by Regulation G, as it appears to exclude the effects of purchase accounting rather than presenting true organic growth.  Please revise your filing to remove these items.  Refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Response:  In response to the Staff’s comment, the Company has removed non-GAAP metrics that exclude accretable yield from the Prospectus. The Company has also added tables to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operation—Net Interest Income” to show all components of net interest income and loan interest income for the applicable financial periods presented. The Company believes this information provides investors with greater insight into the Company’s underlying financial and operating results and is useful in evaluating the Company’s ongoing performance relative to its peers.

Core net income, core return on average assets and core return on average stockholders’ equity, page 23

7.                                      We note that your core net income is adjusted for gains or losses on sales of securities and bank premises and equipment, which you consider non-recurring.  However, we note that these items appear to have occurred as adjustments in multiple periods.  Please tell us how you concluded that these adjustments are consistent with guidance in Item 10(e) of Regulation S-K and see Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018).  In addition, revise your disclosures to provide enough detail for readers to understand why you consider these adjustments to be non-recurring.

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Response:  In response to the Staff’s comment, The Company has revised the description of core net income on page 23 of the Prospectus to remove the term “non-recurring” before “gains or losses on securities and bank premises and equipment.”

Comprehensive Credit-Related Coverage, page 26

8.                                      We note that you present “total allowance for loan losses and credit loss related loan discounts,” which appears to include credit-related loan discounts resulting from business combination accounting.  We also note that you calculate “comprehensive credit-related coverage” based upon this total allowance.  The addition of acquisition accounting adjustments (credit-related loan discounts) to the allowance for loan losses to derive a total allowance represents a tailored accounting principle prohibited under Regulation G. In addition, this adjustment implies that the acquisition accounting-related adjustment is available to the entire loan population (i.e., acquired and originated loans), but it is only available for the acquired loans.  Please revise future filings to remove these measures. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:  In response to the Staff’s comment, the Company has removed the presentation of total allowance for loan losses and credit loss related loan discounts that includes the allowance for credit-related loan discounts resulting from business combination accounting.

Use of Proceeds, page 60

9.                                      We note that you may use proceeds from this offering for opportunistic or selective acquisitions, as well as disclosure on page 125 that pursuing strategic acquisitions in Illinois is part of your business strategy.  Please revise to disclose, if true, that you have no current plans, understandings, or agreements to make any material acquisitions. Alternatively, revise your prospectus to disclose the material terms of such plans.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Prospectus to state that the Company has no current plans, understandings or agreements to make any material acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview of Recent Financial Results
Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017, page 72

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10.                               Please revise your disclosures to discuss the nature of the employee benefits policy change that resulted in the $1.3 million expense in the year ended December 31, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Prospectus to discuss the nature of the employee benefits policy change that resulted in the $1.3 million expense in the year ended December 31, 2017.

Critical Accounting Policies and Estimates, page 111

11.                               Please add disclosure in your Critical Accounting Policies similar to what you note on page 54 stating that, as a result of your election to use the extended transition under the JOBS Act, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff´s comment, the Company has revised the disclosure on page 111 of the Prospectus to include a statement stating that, as a result of the Company’s election to use the extended transition period under the JOBS Act, the Company’s financial statements may not be comparable to companies that comply with public company effective dates for new or revised accounting standards.

Index to Consolidated Financial Statements
Unaudited Consolidated Financial Statements as of March 31, 2019 and for the Three Months ended March 31, 2019 and 2018
Consolidated Statements of Income for the Three Months ended March 31, 2019 and 2018, page F-3

12.                               Revise your historical financial statements to include a separate column for pro forma tax and related EPS data.  Refer to section 3410.1 of the Division of Corporation Finance Financial Reporting Manual.

Response: The Company acknowledges the Staff’s comments and confirms that it will include a separate column for pro forma tax and related EPS data in its financial statements for periods following the conversion to a C-corporation pursuant to section 3410.1 of the Division of Corporation Finance Financial Reporting Manual.

The Company notes that pro forma tax and related EPS data is currently presented in the Prospectus for the Company’s last fiscal year and latest interim period.  Pro forma C-Corp equivalent EPS information is presented on page 17 of the Prospectus, and pro forma C-Corp equivalent tax expense information is presented on page 83 of the Prospectus.  The impact of the conversion to a C-corporation, as well as the effect of the distribution to be paid to the

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owners of the Company with the proceeds of the offering will be presented in the “As Adjusted” column of the Capitalization table presented on page 63 of the Prospectus.

Exhibit Index, page II-4

13.                               We note your disclosure on page 150 that you have entered into employment agreements with each of your Named Executive Officers.  Please revise to include these employment agreements in your Exhibit Index.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K for guidance.

Response:  The Company has revised the Exhibit Index to include the requested exhibits.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3055 or James S. Rowe at (312) 862-2191.

Sincerely,
/s/ Elisabeth M. Martin
Elisabeth M. Martin

cc:	J. Lance Carter
Heartland Bancorp, Inc.